

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

January 8, 2008

By U.S. Mail

Mr. Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

> **Re: Consolidated Edison, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 21, 2007**
> **File No. 1-14514**

Dear Mr. Hoglund:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant